Exhibit 99.1

21Vianet Group, Inc. Reports Third Quarter 2012 Financial Results

3Q12 Net Revenues Up 51.4% YOY to RMB396.1 Million

3Q12 Adjusted EBITDA Up 41.4% YOY to RMB76.0 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, November 16, 2012

Beijing, November 15, 2012—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the third quarter of 2012. The Company will hold a conference call at 8:00 a.m. Eastern Time on November 16, 2012. Dial-in details are provided at the end of the release.

Third Quarter 2012 Financial Highlights

•	Net revenues increased by 51.4% to RMB396.1 million (US$63.0 million) from RMB261.6 million in the comparative period in 2011.

•	Adjusted EBITDA[1] increased by 41.4% to RMB76.0 million (US$12.1 million) from RMB53.7 million in the comparative period in 2011.

•	Adjusted EBITDA margin[2] was 19.2%, compared with 19.3% in the previous quarter and 20.5% in the comparative period in 2011.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We continued to deliver solid results in the third quarter by further expansion and diversification of our Internet and cloud infrastructure capabilities. As we remain focused on expanding our data center footprint, we also believe that we are well positioned to capitalize on new emerging opportunities in China. As an example, our recent acquisition of Fastweb International Holdings (“Fastweb”), as well as our recent partnership with Microsoft to offer cloud services in China, together, offer us promising new revenue streams. We believe that these initiatives, combined with the increasing Internet data usage in China, will significantly strengthen 21Vianet’s future growth potential over the coming years.”

Mr. Shang-Wen Hsiao, President and Chief Financial Officer of the Company, commented, “We are pleased with the steady expansion of our self-built data centers and our partnership with Microsoft, which will not only help us meet the growing customer demands for our services, but will also improve our ability to drive meaningful margin improvement. As we continue to leverage our core data center business by integrating Fastweb and building-up our cloud platform, we believe these new initiatives will further solidify our foundation and growth potential going forward.”

Third Quarter 2012 Financial Results

REVENUES: Net revenues for the third quarter of 2012 increased by 51.4% to RMB396.1 million (US$63.0 million) from RMB261.6 million in the comparative period in 2011.

Net revenues from hosting and related services increased by 32.8% to RMB218.9 million (US$34.8 million) in the third quarter of 2012 from RMB164.8 million in the comparative period in 2011, primarily due to an increase in the total number of cabinets under management in both the Company’s self-built and partnered data centers, which was attributable to growing customer demand. Net revenues from managed network services increased by 83.0% to RMB177.2 million (US$28.2 million) in the third quarter of 2012 from RMB96.8 million in the comparative period in 2011, primarily driven by an increase in network capacity demand for data transmission services.

[1]	Adjusted EBITDA is a non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.
[2]	Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA as a percentage of total net revenues.

GROSS PROFIT: For the third quarter of 2012, gross profit increased by 54.2% to RMB110.4 million (US$17.6 million) from RMB71.6 million in the comparative period in 2011. Gross margin for the third quarter of 2012 increased to 27.9% from 27.4% in the comparative period in 2011.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 50.9% to RMB118.7 million (US$18.9 million) from RMB78.7 million in the comparative period in 2011. Adjusted gross margin remained stable at 30.0%, compared with 30.1% in the comparative period in 2011.

OPERATING EXPENSES: Total operating expenses were RMB102.3 million (US$16.3 million), compared to RMB38,000 in the comparative period in 2011. The increase in operating expenses primarily reflected a RMB12.0 million (US$1.9 million) non-cash expense in the change in the fair value of contingent purchase consideration payable recorded this quarter, as compared with a RMB54.9 million gain in the third quarter of 2011.

Sales and marketing expenses increased to RMB28.9 million (US$4.6 million) from RMB20.9 million in the comparative period in 2011, primarily due to the expansion of the Company’s sales and service support team.

General and administrative expenses increased to RMB42.6 million (US$6.8 million) from RMB24.6 million in the comparative period in 2011, primarily due to an increase in headcount, office rentals and other expansion related expenses.

Research and development expenses increased to RMB18.8 million (US$3.0 million) from RMB 9.4 million in the comparative period in 2011, which reflected the Company’s efforts to further strengthen its research and development capabilities and expand its cloud computing service offerings.

Change in the fair value of contingent purchase consideration payable was RMB12.0 million (US$1.9 million) during the third quarter of 2012, compared with a gain in the change in fair value of contingent purchase consideration payable of RMB54.9 million in the prior year period. This non-cash expense was primarily due to an increase in the market value of the Company’s shares, which resulted in an increase in the fair value of share-based contingent purchase considerations payable as of September 30, 2012 associated with the Company’s acquisitions of the Managed Network Entities, Gehua and Fastweb.

Adjusted operating expenses, which exclude share-based compensation expenses and the changes in the fair value of contingent purchase consideration payable, increased to RMB68.8 million (US$10.9 million) from RMB41.4 million in the comparative period in 2011. As a percentage of net revenue, adjusted operating expenses were 17.4%, compared to 15.8% in the comparative period in 2011.

ADJUSTED EBITDA: Adjusted EBITDA for the third quarter of 2012 increased by 41.4% to RMB76.0 million (US$12.1 million) from RMB53.7 million in the comparative period in 2011. Adjusted EBITDA margin for the quarter was 19.2%, compared with 19.3% in the previous quarter and 20.5% in the comparative period in 2011. Adjusted EBITDA in the third quarter of 2012 excludes share-based compensation expenses of RMB23.0 million (US$3.7 million) and changes in the fair value of contingent purchase consideration payable of RMB12.0 million (US$1.9 million).

NET PROFIT/LOSS: Net profit for the third quarter of 2012 was RMB12.2 million (US$1.9 million), compared to RMB87.7 million in the comparative period in 2011. The decrease in net profit was due to the aforementioned change in the fair value of contingent purchase consideration payable that the Company recorded during the quarter and an RMB1.2 million (US$193,000) foreign exchange loss in this quarter, compared with a RMB$24.2 million gain in the comparative period in 2011.

Adjusted net profit for the third quarter of 2012 was RMB52.2 million (US$8.3 million), compared with RMB61.6 million in the comparative period in 2011. Adjusted net profit in the third quarter of 2012 excludes share-based compensation expenses of RMB23.0 million (US$3.7 million), amortization of intangible assets derived from acquisitions of RMB6.8 million (US$1.1 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax impact of RMB10.2 million (US$1.6 million) in the aggregate. Adjusted net margin was 13.2%, compared to 23.6% in the comparative period in 2011.

EARNING/LOSS PER SHARE: Diluted earnings per ordinary share for the third quarter of 2012 was RMB0.03, which represents the equivalent of RMB0.18 (US$0.03) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the third quarter of 2012 was RMB0.15, which represents the equivalent of RMB0.90 (US$0.14) per ADS. Adjusted earnings per share is calculated using adjusted net profit as discussed above to divide the weighted average shares number.

As of September 30, 2012, the Company had a total of 346.4 million ordinary shares outstanding, or the equivalents of 57.7 million ADSs outstanding.

BALANCE SHEET: As of September 30, 2012, the Company’s cash and cash equivalents and short-term investment were RMB0.7 billion (US$113.6 million), compared to RMB1.3 billion as of December 31, 2011.

Third Quarter 2012 Operational Highlights

•	Monthly Recurring Revenues (“MRR”) per cabinet remained stable at RMB10,027 in the third quarter of 2012, compared to RMB10,053 in the second quarter of 2012.

•

Total cabinets under management increased to 11,648 as of September 30, 2012, from 10,394 as of June 30, 2012, with 7,334 cabinets in the Company’s self-built data centers and 4,313 cabinets in its partnered data centers.

•

Utilization rate was 67.7% in the third quarter 2012, compared to 81.2% in the second quarter of 2012, reflecting the increased capacity the Company experienced with the addition of 1,254 new cabinets.

•	Churn rate remained stable at 0.87% in the third quarter of 2012, compared to 0.93% in the second quarter of 2012. Top 20 customers’ churn rate remained 0%.

•	The largest customer represented 3.8% of total net revenues.

Nine Months Ended September 30, 2012 Financial Performance

For the nine months ended September 30, 2012, net revenue increased by 57.5% to RMB1.1 billion (US$176.0 million) from RMB702.7 million in the prior year comparative period. Adjusted EBITDA for the nine months ended September 30, 2012 increased by 50.0% to RMB215.9 million (US$34.4 million) from RMB143.9 million in the prior year comparative period. Adjusted EBITDA margin was 19.5%, compared to 20.5% in the prior year comparative period. Adjusted EBITDA for the nine months of 2012 excludes share-based compensation expense of RMB45.3 million (US$7.2 million) and changes in the fair value of contingent purchase consideration payable of RMB57.5 million (US$9.1 million). Adjusted net profit for the nine months ended September 30, 2012 increased by 3.3% to RMB127.8 million (US$20.3 million) from RMB123.7 million in the prior year comparative period. Adjusted net profit in the nine months of 2012 excludes share-based compensation expense of RMB45.3 million (US$7.2 million), amortization of intangible assets derived from acquisitions of RMB19.1 million (US$3.0 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB48.9 million (US$7.8 million).

Recent Developments

In November, 2012, 21Vianet entered into a strategic partnership agreement with Microsoft Corporation (Nasdaq: MSFT) to expand Microsoft’s premier commercial cloud services—Office 365 and Windows Azure—into China. 21Vianet has been licensed the technology and other rights to operate and offer Office 365 and Windows Azure services in China. Microsoft and 21Vianet will co-market the services targeting small-to medium-sized enterprises, multinationals, government agencies and others, which is expected to help further broaden 21Vianet’s client base. In addition, 21Vianet will hire 200 to 300 software engineers, who will focus on developing, implementing and maintaining these cloud computing services and platform.

In October 2012, the Company enhanced the independence of its Board of Directors (the “Board”) through the appointment of Mr. Zhonghe Tai as an independent Director and Chairman of the Nominating and Corporate Governance Committee. Mr. Tai replaced Mr. David Ying Zhang, a non-Independent Director, who voluntarily tendered his resignation from his position as Director and Chairman of the Nominating and Corporate Governance Committee. In addition, Mr. Jun Zhang, Co-founder and Chief Operating Officer of 21Vianet (“COO”), was also nominated to serve as Director of the Company. Mr. Zhonghe Tai is a prominent figure in the Taiwanese technology sector with over 35 years of industry experience with leading technology and hardware companies in Taiwan and the United States.

In September 2012, the Company completed its acquisition of Fastweb, a leading Internet content delivery network (“CDN”) services provider in China, to expand its CDN and cloud technology capabilities. In connection with the acquisition, Mr. Edward Liu, the Chief Executive Officer of Fastweb, joined 21Vianet as the Chief Software Officer and part of his responsibilities will be to oversee 21Vianet’s cloud computing initiatives as well as business partnership strategies. Prior to Fastweb, Mr. Liu was the director of business development at Akamai Technologies, Inc. (“Akamai”), one of the world’s leading CDN service providers. The Company is in the process of obtaining information to value certain tangible and intangible assets of Fastweb. Therefore the consolidated financial statements as of September 30, 2012 reflects the preliminary purchase price allocation for Fastweb.

Financial Outlook

For the fourth quarter of 2012, the Company expects net revenues to be in the range of RMB 413 million to RMB 420 million. Adjusted EBITDA is expected to be in the range of RMB 77 million to RMB 83 million. As a result, for the full year of 2012, the Company expects net revenues to be approximately in the range of RMB 1.519 billion to RMB 1.526 billion and adjusted EBITDA to be in the range of RMB 292 million to RMB 298 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Friday, November 16, 2012 at 8:00 a.m. Eastern Time, or 9:00 p.m. Beijing Time, to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States:	+1-646-254-3515
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200654
Hong Kong:	+852-3051-2745
Conference ID:	#45805822

The replay will be accessible through November 23, 2012 by dialing the following numbers:

United States Toll Free:	+1- 855-452-5696
International:	+61-2-8199-0299
Conference ID:	# 45805822

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2848 to US$1.00, the noon buying rate in effect on September 28, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,900 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter and full year of 2012 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2011	As of September 30, 2012
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	410,389	446,701	71,076
Restricted cash	4,578	192,941	30,700
Accounts receivable, net	147,624	295,247	46,978
Short term investments	894,540	267,434	42,553
Prepaid expenses and other current assets	47,575	67,462	10,734
Deferred tax assets	4,872	9,795	1,559
Amount due from related parties	41,643	16,080	2,559

Total current assets	1,551,221	1,295,660	206,159

Non-current assets:
Property and equipment, net	453,883	790,714	125,814
Intangible assets, net	159,439	284,796	45,315
Deferred tax assets	12,773	21,929	3,489
Goodwill	217,436	296,688	47,207
Investment	8,200	58,729	9,345
Restricted cash	—	219,732	34,962

Total non-current assets	851,731	1,672,588	266,132

Total assets	2,402,952	2,968,248	472,291

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Short term bank borrowings	100,000	247,686	39,410
Accounts payable	82,131	141,806	22,563
Notes payable	4,578	—	—
Accrued expenses and other payables	124,326	185,451	29,507
Advances from customers	23,238	34,054	5,418
Income tax payable	5,634	29,663	4,720
Amounts due to related parties	96,618	212,590	33,826
Current portion of capital lease obligations	26,012	27,698	4,407

Total current liabilities	462,537	878,948	139,851

Non-current liabilities:
Long term bank borrowings	—	66,000	10,502
Amounts due to related parties	124,493	143,741	22,871
Non-current portion of capital lease obligations	73,896	65,605	10,439
Unrecognized tax benefits	26,801	12,447	1,980
Deferred tax liabilities	39,682	43,796	6,969
Deferred government grant	5,819	19,717	3,137

Total non-current liabilities	270,691	351,306	55,898
Commitments and contingencies
Mezzanine equity	—	—	—
Shareholders’ equity
Treasury stock	(168,018)	(26,675)	(4,244)
Ordinary shares	23	23	4
Additional paid-in capital	3,277,658	3,182,868	506,439
Accumulated other comprehensive income loss	(54,779)	(47,584)	(7,571)
Statutory reserves	15,837	15,837	2,520
Accumulated deficit	(1,418,167)	(1,404,580)	(223,487)

Total 21Vianet Group, Inc. shareholders’ equity	1,652,554	1,719,889	273,661
Non-controlling interest	17,170	18,105	2,881

Total shareholders’ equity	1,669,724	1,737,994	276,542

Total liabilities, mezzanine equity and shareholders’ equity	2,402,952	2,968,248	472,291

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

		Three months ended			Nine months ended September 30
	September 30, 2011	June 30, 2012	September 30, 2012		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	164,814	205,078	218,861	34,824	439,365	613,440	97,607
Managed network services	96,831	159,384	177,198	28,195	263,287	492,900	78,427

Total net revenues	261,645	364,462	396,059	63,019	702,652	1,106,340	176,034
Cost of revenues	(190,071)	(261,088)	(285,662)	(45,453)	(514,149)	(794,397)	(126,400)

Gross profit	71,574	103,374	110,397	17,566	188,503	311,943	49,634
Operating expenses						—	—
Sales and marketing	(20,894)	(24,262)	(28,885)	(4,596)	(55,427)	(78,295)	(12,458)
General and administrative	(24,643)	(32,004)	(42,622)	(6,782)	(58,508)	(104,125)	(16,568)
Research and development	(9,396)	(16,477)	(18,758)	(2,985)	(24,637)	(46,605)	(7,416)
Changes in the fair value of contingent purchase consideration payable	54,895	(2,210)	(12,043)	(1,916)	(43,206)	(57,492)	(9,148)

Total operating expenses	(38)	(74,953)	(102,308)	(16,279)	(181,778)	(286,517)	(45,590)

Operating profit	71,536	28,421	8,089	1,287	6,725	25,426	4,044
Interest income	7,051	4,466	4,216	671	10,591	10,442	1,661
Interest expense	(1,241)	(1,483)	(1,592)	(253)	(3,693)	(5,391)	(858)
Investment income	—	—	29	5		29	5
Other income	395	406	11,209	1,784	1,341	11,616	1,848
Other expense	(65)	(22)	(107)	(17)	(276)	(500)	(80)
Foreign exchange gain (loss)	24,195	(3,134)	(1,213)	(193)	26,013	(5,729)	(912)

Profit before income taxes	101,871	28,654	20,631	3,284	40,701	35,893	5,708
Income tax expense	(14,186)	(10,443)	(8,417)	(1,339)	(6,305)	(21,371)	(3,400)

Net profit	87,685	18,211	12,214	1,945	34,396	14,522	2,308
Net income attributable to non-controlling interest	(6,141)	(214)	(363)	(58)	(18,909)	(935)	(149)

Net profit attributable to the Company’s ordinary shareholders	81,544	17,997	11,851	1,887	15,487	13,587	2,159

Earnings per share
Basic	0.24	0.05	0.03	0.01	0.06	0.04	0.01
Diluted	0.23	0.05	0.03	0.01	0.05	0.04	0.01
Shares used in earnings per share computation
Basic*	338,719,421	342,958,701	340,885,136	340,885,136	239,527,651	341,971,679	341,971,679
Diluted*	354,085,623	354,879,200	352,729,739	352,729,739	311,198,141	353,994,266	353,994,266

Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	1.44	0.30	0.18	0.03	0.36	0.24	0.04
EPS - Diluted	1.38	0.30	0.18	0.03	0.30	0.24	0.04

*	Shares used in earnings per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended September 30
	September 30, 2011	June 30, 2012	September 30, 2012		2011	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	71,574	103,374	110,397	17,566	188,503	311,943	49,634
Plus: share-based compensation expense	356	800	1,513	241	1,579	2,987	475
Plus: amortization of intangible assets derived from acquisitions	6,741	6,150	6,788	1,080	21,044	19,133	3,044

Adjusted gross profit	78,671	110,324	118,698	18,887	211,126	334,063	53,153

Adjusted gross margin	30.1%	30.3%	30.0%	30.0%	30.0%	30.2%	30.2%
Operating expenses	(38)	(74,953)	(102,308)	(16,279)	(181,778)	(286,517)	(45,590)
Plus: share-based compensation expense	13,525	10,597	21,462	3,415	29,927	42,279	6,727
Plus: changes in the fair value of contingent purchase consideration payable	(54,895)	2,210	12,043	1,916	43,206	57,492	9,148

Adjusted operating expenses	(41,408)	(62,146)	(68,803)	(10,948)	(108,645)	(186,746)	(29,715)

Net profit	87,685	18,211	12,214	1,945	34,396	14,522	2,308
Plus: share-based compensation expense	13,881	11,397	22,975	3,656	31,506	45,266	7,202
Plus: amortization of intangible assets derived from acquisitions	6,741	6,150	6,788	1,080	21,044	19,133	3,044
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(46,661)	1,879	10,237	1,629	36,725	48,868	7,776

Adjusted net profit	61,646	37,637	52,214	8,310	123,671	127,789	20,330

Adjusted net margin	23.6%	10.3%	13.2%	13.2%	17.6%	11.6%	11.6%
Operating profit	71,536	28,421	8,089	1,287	6,725	25,426	4,044
Plus: depreciation	16,022	19,704	23,724	3,776	40,101	63,218	10,059
Plus: amortization	7,198	8,682	9,176	1,460	22,372	24,492	3,897
Plus: share-based compensation expense	13,881	11,397	22,975	3,656	31,506	45,266	7,202
Plus: changes in the fair value of contingent purchase consideration payable	(54,895)	2,210	12,043	1,916	43,206	57,492	9,148

Adjusted EBITDA	53,742	70,414	76,007	12,095	143,910	215,894	34,350

Adjusted EBITDA margin	20.5%	19.3%	19.2%	19.2%	20.5%	19.5%	19.5%
Adjusted net profit	61,646	37,637	52,214	8,310	123,671	127,789	20,330
Less: Net income attributable to non-controlling interest	(6,141)	(214)	(363)	(58)	(18,909)	(935)	(149)
Adjusted net profit attributable to the Company’s ordinary shareholders	55,505	37,423	51,851	8,252	104,762	126,854	20,181
Adjusted earnings per share
Basic	0.16	0.11	0.15	0.02	0.44	0.37	0.06
Diluted	0.16	0.11	0.15	0.02	0.35	0.36	0.06
Shares used in adjusted earnings per share computation:
Basic*	338,719,421	342,958,701	340,885,136	340,885,136	239,527,651	341,971,679	341,971,679
Diluted*	338,719,421	354,879,200	352,729,739	352,729,739	297,004,465	353,994,266	353,994,266
Earnings per ADS (6 ordinary shares equal to 1 ADS)
EPS - Basic	0.96	0.66	0.90	0.14	2.64	2.22	0.35
EPS - Diluted	0.96	0.66	0.90	0.14	2.10	2.16	0.34

*	Shares used in adjusted earnings per share/ADS computation were computed under weighted average method.